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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        ------------------------------

                                 SCHEDULE 13D

                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934

                        ------------------------------


                        GENERAL PARAMETRICS CORPORATION
           --------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
           --------------------------------------------------------
                        (Title of Class of Securities)


                                  370476103
           --------------------------------------------------------
                               (CUSIP Number)


     GERARD M. JACOBS, T. BENJAMIN JENNINGS AND LOUIS D. PAOLINO, JR.
                           C/O GERARD M. JACOBS
                            7600 AUGUSTA STREET
                       RIVER FOREST, ILLINOIS 60305
                               708-366-1939


         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               JULY 18, 1995
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 6 Pages

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                                 Schedule 13D

CUSIP No. 370476103

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1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Gerard M. Jacobs         Louis D. Paolino, Jr.
     T. Benjamin Jennings
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                           (b) /X/
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
                                    PF AND 00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
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  NUMBER OF SHARES            7.   SOLE VOTING POWER -
 BENEFICIALLY OWNED                Gerard M. Jacobs - 450,000
 BY EACH REPORTING                 T. Benjamin Jennings - 450,000
    PERSON WITH                    Louis D. Paolino, Jr. - 263,000*
                             --------------------------------------------------
                              8.   SHARED VOTING POWER -

                             --------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER -
                                   Gerard M. Jacobs - 450,000
                                   T. Benjamin Jennings - 450,000
                                   Louis D. Paolino, Jr. - 263,000*
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER -

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,163,000, being the sum of 450,000 (Jacobs), 450,000 (Jennings)
     and 263,000 (Paolino)*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - IN
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                               Page 2 of 6 Pages

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*      On July 17, 1995, Blue Bird Partners ("Blue Bird"), a general partnership of which the two general partners are charitable remainder unit trusts of which Mr. Paolino is the trustee, purchased 250,000 shares of the Common Stock (the "Shares") of General Parametrics Corporation. On July 18, 1995, Blue Bird purchased 6,000 Shares and Mr. Paolino purchased 2,000 Shares. On July 21, 1995, Blue Bird purchased 5,000 Shares. As a result, the Shares beneficially owned by Mr. Paolino represent an aggregate of 263,000 Shares and the Shares beneficially owned together by Mr. Jacobs, Mr. Jennings and Mr. Paolino represent an aggregate of 1,163,000 Shares (or approximately 22.7% of the Shares outstanding as of August 28, 1995).




                               Page 3 of 6 Pages

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          Gerard M. Jacobs, T. Benjamin Jennings and Louis D. Paolino, Jr.
hereby amend and supplement their Schedule 13D, filed on July 26, 1995, relating to the acquisition of beneficial ownership of shares of Common Stock, par value $.01 per share (the "Shares") of General Parametrics Corporation (the "Company"), as set forth in this Amendment No. 1. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to read in its entirety:

          The amount of funds used to purchase the 1,163,000 Shares was a total of $2,325,015.61. Mr. Jacobs and Mr. Jennings each paid for 450,000 Shares at a purchase price of $2.00 per Share. Mr. Jacobs and Mr. Jennings each used his personal funds and funds which he obtained as a result of borrowing through a margin account with a brokerage firm in purchasing 450,000 Shares. Mr. Paolino used funds of the trusts of which he is trustee in purchasing 261,000 Shares and used his personal funds in purchasing 2,000 Shares. Mr. Paolino paid a purchase price per Share as hereinafter described in Item 5 of this Schedule 13D.

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended by the addition of the following sentence as the last sentence of the second full paragraph under Item 4:

At a special meeting of stockholders of the Company held on August 30, 1995, Xavier Hermosillo, Gerard M. Jacobs, T. Benjamin Jennings, and Louis D. Paolino, Jr. were elected directors of the Company to fill vacancies left by the prior resignations of two directors and by the removal of two directors at such meeting. Immediately following such meeting, Mr. Jacobs and Mr. Jennings were elected Co-Chairmen of the Board, Co-Presidents and Co-Chief Executive Officers of the Company.


                               Page 4 of 6 Pages

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Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended by the addition of the following paragraph as the last paragraph under Item 5:

          On July 18, 1995, Blue Bird Partners ("Blue Bird") purchased 6,000 Shares in two separate trades of 3,000 Shares each at purchase prices of $1.98 per Share and $1.94 per Share, respectively, and Mr. Paolino purchased 2,000 Shares at a purchase price of $1.94 per Share on that same date. On July 21, 1995, Blue Bird purchased 5,000 Shares at a purchase price of $1.88 per Share. As a result, the Shares beneficially owned by Mr. Paolino represent an aggregate of 263,000 Shares and the Shares beneficially owned together by the persons named in Item 2 represent an aggregate of 1,163,000 Shares (or approximately 22.7% of the Shares outstanding as of August 28, 1995).


                               Page 5 of 6 Pages

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                                SIGNATURES


After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



          September 15, 1995       /s/ Gerard M. Jacobs
                                   -----------------------------
                                       Gerard M. Jacobs, individually and as
                                       attorney-in-fact for
                                       Louis D. Paolino, Jr.



          September 15, 1995       /s/ T. Benjamin Jennings
                                   -----------------------------
                                       T. Benjamin Jennings





                               Page 6 of 6 Pages